

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

Via E-mail
Mr. Sachin Adarkar, Esq.
Secretary
Prosper Funding LLC
111 Sutter Street, 22nd Floor
San Francisco, CA 94104

> **Re: Prosper Funding LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 1, 2012**
> **File No. 333-179941**

Dear Mr. Adarkar

        We have reviewed your amended registration statement along with your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise future amendments to make conforming changes to your disclosures, as applicable, based on the comments issued to Prosper Marketplace, Inc. on their periodic reports.

Prospectus Cover page

2.   In the second paragraph, please revise to note the listing will be described in a prospectus supplement as well as on your website.

Prospectus Summary, page 1

PMI Management Contracts, page 2

3.   In your disclosure in this section, as well as on the prospectus cover page and elsewhere in the document, you equate investors' rights under the investment contracts with the obligations of PMI under the administration agreement. The staff is not able to agree with this position, as it is the actions taken by PMI which helps to induce investors to purchase notes on the platform that gives rise to the existence of the investment contract between PMI and the investors, not the specific contractual arrangements between PMI and Funding. For instance, PMI will engage in operating the website, conduct verification of borrower information, evaluate and revise the prosper rating, the expected loss rate, as well as engage in other executive functions for Funding. Without these actions by PMI, investors would not be willing to purchase the notes and it is those actions that give rise to the investment contract. Revise this section, the cover page and throughout the prospectus, to clearly describe the actions that PMI will take that give rise to the investment contract issued by PMI but not by Prosper Funding.

PMI Management Contracts, page 3

4.   Please revise the language "may be deemed to be the issuer" to state that PMI "is the issuer" of an investment contract.

Risk Factors, page 12

5.   Revise the disclosure to include a prominent risk factor that communicates to investors the substantial risk that in the event of PMI's or Funding's bankruptcy, the investors may have their payments on the notes delayed, reduced or terminated, even if their portfolio of notes are appropriately diversified and the loans are paying on schedule. This risk factor should set up the additional disclosure that you provide regarding specific bankruptcy risks, including the uncertain treatment of the Prosper Funding structure in the event of PMI's bankruptcy.

6.   Add a risk factor to discuss the risks to investors in the notes in the event that Prosper Marketplace was to enter bankruptcy within 12 months of the asset and note transfer to Prosper Funding.

If payments on the corresponding borrower loans related to your Notes become…, page 16

7.   Revise this section to disclose the average amount, net of collection fees, note holders have received on loans sent for collection. Also, disclose the total number of loans that went into default where the lenders did not receive anything as a result of collections or as a result of a determination by Prosper that collection activities were not commercially reasonable.

Federal law entitles borrowers who enter military service…, page 18

8.   In order to provide investors with an idea of the likelihood that this risk may impact their investment in your notes, please revise this section to identify the total number of loans that have been impacted by the provisions of the Servicemembers Relief Act.

The proprietary technology that makes operation of the platform possible, page 28

9.   Please tell us why Funding is not taking steps to preserve its rights to the proprietary technology discussed in this section. The heading suggests they have no patent; whereas the paragraph following says they "may not protect proprietary technology effectively." Please disclose why you perceive Funding's actions as a risk. In addition, please include a discussion regarding the proprietary interests in the "Prosper Rating," as a component of this platform, and whether Funding intends to vigilantly protect those interests.

If the SEC deems Prosper Funding to be an asset-backed issuer, page 36

10.   While we note your response to prior comment 9, we do not agree with your analysis regarding the Exchange Act definition of asset-backed security. However, because you are issuing notes and management contracts, and not asset-backed securities, please remove this risk factor. We do not believe that such risk factor is appropriate under Item 503(c) of Regulation S-K, which specifies that the discussion be limited to "the most significant factors that make the offering speculative or risky."

About the Platform, page 40

11.   Please revise this section to clarify that the funds paid by borrowers on the notes are paid into the Fee Account, which is the property of Prosper Funding, and that Prosper Marketplace does not take possession of the cash flows during the collections and payment process, but instead only has the right to collect its fee out of excess cash flows available in Prosper Funding's bank account. If this description does not accurately reflect the parties' understanding of the fee arrangements included in the Administration agreement, please provide the staff with the parties understanding of the ownership and rights to the cash from payments received on the notes. Consider appropriate risk factor disclosure as well as revising your discussion of the operation of the platform under the revised issuer-manager model, based upon your response.

Risk Management, page 45

12.   While we note part of your response to prior comment 12, in which you indicate that you will revise the "Risk Management – The Prosper Rating System" section to disclose that PMI will regularly reassess the Prosper Ratings and will notify you if it believes that any changes to the system need to be made, we reissue the comment, in part. Please revise the prospectus as you indicate that you will in the supplemental response. We also note that you intend to include a cross reference to the "Risk Management – Comparing

Estimated Loss Rates to Actual Losses" section. It is unclear how the current "Risk Management – Comparing Estimated Loss Rates to Actual Losses" section provides detailed information regarding the process for reassessing Prosper ratings as that section states only that "[A]ctual performance relative to expectations is a major factor when deciding on adjustments to loss expectations going forward." We may have further comment once you make the revisions.

13.   Please clarify in this section whether PMI continues to own or has transferred to Funding the intellectual property associated with the Prosper Rating.

Assigning Estimated Loss Rates, page 47

14.   On page 47, you indicate that the current "expected loss rate table" that is in use is listed on your website. Please provide us with your analysis as to why changes to the loss rates, or other inputs into the Prosper Rating do not reflect changes to the securities as registered.

Comparing Estimated Loss Rates to Actual Losses, page 49

15.   In the last paragraph on page 49, you reference how all vintages of loans, other than the 2012Q2 vintage, tracked below the average cumulative loss expectation. However, in the tabular presentation on page 50, it appears that is was the second quarter of 2011 that had losses exceeding the loss expectations. Please revise your disclosure or explain to us why there appears to be a discrepancy between the disclosure on page 49 and 50. Also, please explain any factors identified by Prosper Marketplace to explain the fact that the loss rates exceeded the expected loss rates in that period and to address the impact of the higher than expected losses on the Prosper Rating model.

16.   We note that PMI's Form 10-Ks, and the current prospectus, include disclosure regarding historical loan performance. In order for investors to make a more timely evaluation of the relative strength of the Prosper Ratings, consider providing information on a quarterly basis in the Form 10-Qs.

Setting Interest Rates, page 65

17.   Revise this table, or the accompanying disclosure, to explain how Prosper calculates the APR and to distinguish between the various groups. For example, we note that you present eight different groups of AA rated notes without meaningful disclosure to distinguish between the groupings.

Loan Servicing and Collection, page 74

18.   We note your response to prior comments 15 and 16. Please confirm that to the extent you use a collection agency to service or otherwise collect on a material amount of the borrower loans, that you will include in your Exchange Act reports information about the collection agency and its performance in collecting on delinquent borrower loans throughout the reporting period.

19.   We note your revisions in response to prior comment 17. We believe that the disclosure remains confusing to investors as you refer to the fee charged to note holders as Prosper Funding's servicing fee (see, e.g., pages 2 and 6 of the prospectus) but also use the same term "servicing fees" in connection with payments made to PMI (see, e.g., pages 90 and 113 of the prospectus) stating that the amount of the "PMI Loan and Note Servicing Fees" will be in an amount equal to "90% of all servicing fees collected by or on behalf of Prosper Funding." Please revise so that investors understand the distinction between the annual fee charged to note holders and the servicing fees that Prosper Funding pays to PMI. We suggest that you present the disclosure in a table if it will aid in understanding.

Indenture and Form of Notes, page 80

20.   Please revise to include a description of all material terms of the Indenture and terms of Notes and delete the language that the summary is not complete and is qualified in its entirety by the Indenture and form of note.

21.   On page 82 of the prospectus, we note your identification of CSC Logic, Inc., as the back-up servicer and further note your description of CSC Logic, Inc., as "one of the world leaders in the information technology and professional services industry."   Please provide quantitative or qualitative support for such statement.

Servicing Covenant, page 82

22.   We note your response to prior comment 15 regarding audit procedures. As the audited financial statements of each of Prosper Funding and Prosper Marketplace, Inc. will be included in the registration statement and periodic reports, tell us whether the audits will cover the receipt, calculations, and disbursement of funds pursuant to the servicing agreement. If the audits will not cover the receipt, calculation and disbursement of funds, consider providing appropriate risk factor disclosure to alert investors to the fact that this information will not be audited on an ongoing basis.

Termination and Replacement of Servicer, page 91

23.   While we note your response to prior comment 14 and discussion of termination and resignation of the servicer on pages 91 and 92 of the prospectus, please revise your prospectus to include additional disclosure regarding the selection of a successor servicer,

including financial and other requirements that such successor servicer must meet.

24. Further, we note your statement on page 92 of the prospectus that Prosper Funding and PMI "expect to enter into a back-up servicing agreement with CSC Logic, Inc.," but on page 82 of the prospectus, you state that Prosper Funding "currently has a backup servicing agreement with CSC Logic, Inc." Please revise throughout, including the risk factor on page 27, to reconcile such conflicting statements regarding the status of such backup servicing agreement.

Relationship with PMI, page 111

25. We note your analysis in connection with our former comment 2 regarding the likelihood that Prosper Funding's assets would be subject to claims by creditors of its parent, PMI, in the event of bankruptcy by PMI. Please provide an opinion by bankruptcy counsel supporting this conclusion.

26. Please discuss the uncertain bankruptcy treatment of this structure, including any particularly unclear aspects of bankruptcy law as applied to the somewhat unique structure of this offering. In addition, please provide an opinion by bankruptcy counsel supporting your conclusions.

Transactions with Related Parties, page 126

Asset Transfer, page 126

27. In this section and in your October 1, 2012 response to prior comment 6 from our June 22, 2012 letter, you indicate that the transfer of the PMI notes and underlying loans is a possible, but not certain, event. Please tell us, and revise the disclosure in this section to clarify, the events that must occur in order for this part of the asset transfer to occur and the likely timing of those events. If you anticipate that this part of the asset transfer may continue to be a conditional event at the time you seek effectiveness, please provide appropriate risk factor disclosure.

Beneficial Ownership Table, page 131

28. The percentages presented in the table regarding the percentage of your common stock held by 5% shareholders appear to be substantially influenced by the total number of shares that may be issuable upon conversion of your preferred shares. Consider providing an explanatory note that discloses the current number outstanding, the total amount that is issuable if all of the preferred shares are converted, and the relevant percentages owned of each. Please refer to Instruction 2 to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Keir Gumbs, Esq.
        Covington & Burling LLP